UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)*
Alliance California Municipal Income Fund, Inc.
(Name of Issuer)
Auction Rate Preferred Shares
(Title of Class of Securities)
018547208; 018547307
(CUSIP Number)
Marc Collins RiverNorth Capital Management, LLC 325 N. LaSalle St., Suite 645 Chicago, Illinois 60654-7030 (312) 445-2251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018547208; 018547307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RiverNorth Capital Management, LLC I.R.S. Identification No.: 27-1560688
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,474
	8. Shared Voting Power	—
	9. Sole Dispositive Power	1,474
	10. Shared Dispositive Power	—
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	50.8%
14.	Type of Reporting Person (See Instructions)
IA

CUSIP No. 018547208; 018547307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RiverNorth Capital Partners, L.P. I.R.S. Identification No.: 20-8247249
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	—
	8. Shared Voting Power	694
	9. Sole Dispositive Power	—
	10. Shared Dispositive Power	694
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	694
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	23.9%
14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 018547208; 018547307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RiverNorth Institutional Partners, L.P. I.R.S. Identification No.: 27-1087172
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	—
	8. Shared Voting Power	780
	9. Sole Dispositive Power	—
	10. Shared Dispositive Power	780
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	780
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	26.9%
14.	Type of Reporting Person (See Instructions)
PN

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Series M and Series T Auction Rate Preferred Stock having a liquidation value of $25,000 per share plus accumulated and unpaid dividends (the “ARPS”) of Alliance California Municipal Income Fund, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at Alliancebernstein L.P., 1345 Avenue of the Americas, New York, NY 10105.  Both series of ARPS issued by the Issuer are treated as one class of securities for purposes of this Schedule 13D.

Item 2.  Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  RiverNorth Capital Management, LLC (“RiverNorth”), RiverNorth Capital Partners, L.P. (“RNCP”) and RiverNorth Institutional Partners, L.P. (“RNIP”).  This Statement relates to the ARPS held by RNCP and RNIP. The address of the principal business offices of the Reporting Persons is 325 N. LaSalle St., Suite 645, Chicago, Illinois 60654.

RiverNorth is a Delaware limited liability company and a majority-owned subsidiary of RiverNorth Holding Co. that provides discretionary investment management services primarily to registered investment companies, private investment companies and institutional clients.  RiverNorth is the general partner of and serves as the investment adviser to RNCP and RNIP, each of which is a Delaware limited partnership.  RNCP and RNIP are private investment companies.  Information concerning each natural person who is an executive officer, director or controlling person (the “Listed Persons”) of RiverNorth is listed on Annex A hereto and is incorporated by reference herein. All of the Listed Persons are citizens of the United States.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the ARPS reported herein was approximately $30.5 million.  The source of funds was the working capital of RNCP and RNIP.

Item 4.  Purpose of Transaction

The ARPS were purchased for investment purposes. The Reporting Persons have not acquired the subject securities with any purpose or with the effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  The Reporting Persons may, however, seek to engage in discussions with the Issuer in the future regarding liquidity solutions with respect to the outstanding ARPS.

Item 5.  Interest in Securities of the Issuer

(a)-(b)   The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)         The following transactions in the ARPS were effected by the Reporting Persons during the past sixty days:

Date	Nature of Transaction	No. of Shares	Price

11/7/2014	Purchase	618	83.75% of par
11/12/2014	Purchase	856	83.75% of par

(d)          No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ARPS that may be deemed to be beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 2 is incorporated herein.

Item 7.   Material to Be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated as of November 17, 2014, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RiverNorth Capital Management, LLC

November 17, 2014	By:	/s/Marcus Collins
Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Capital Partners, L.P
By:	RiverNorth Capital Management, LLC, General Partner
By:	/s/Marcus Collins
Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Institutional Partners, L.P.
By:	RiverNorth Capital Management, LLC, General Partner
By:	/s/Marcus Collins
Marcus Collins, General Counsel and Chief Compliance Officer

ANNEX A

The following sets forth the name and present principal occupation of each executive officer, director and control person of the Reporting Persons (the “Listed Persons”). The business address of each of the Listed Persons is 325 N. LaSalle St., Suite 645, Chicago, Illinois 60654-7030.

NAME	PRINCIPAL OCCUPATION(S)
Schmucker, Brian H.	Chief Executive Officer of RiverNorth; Principal of RiverNorth Holding Co.
Galley, Patrick W.	Chief Investment Officer of RiverNorth; Principal of RiverNorth Holding Co.
Mohrhardt, Jonathan M.	Chief Operating Officer of RiverNorth
Collins, Marcus L.	General Counsel and Chief Compliance Officer of RiverNorth